YUKON-NEVADA GOLD CORP.’S JERRITT CANYON TO FOCUS ON PROFITABILITY

Vancouver, BC – August 8, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces its termination of Investec’s mandate to arrange and underwrite financing for mine expansion at the Jerritt Canyon Project, Nevada.

In the face of continuing operating cost pressure in the mining industry worldwide Yukon-Nevada Gold Corp. has decided to suspend its underground operations at its Jerritt Canyon mines and focus solely on operating the profitable 4,000 plus tons per day mill that has been refurbished over the past six months. The Company will make all efforts to minimize the impact of this decision on its employees, suppliers and the local community.

President and CEO Graham Dickson stated that “with our present mining plan the underground operations were not showing the profitability needed to continue or to expand the mining operations. The great exploration results reported this year in the Mahala basin combined with our known reserves at the SSX, Smith and Starvation Canyon mines will be modeled by our mining group with the goal of detailing a mining plan capable of producing grade and tons that can be mined profitably.”

In the meantime Yukon-Nevada Gold will continue to process its own stockpiled ore and the stockpiled ore of Newmont under its existing agreement with which extends to the end of the year. Yukon-Nevada Gold is currently in negotiations with Newmont with regard to a further milling agreement on a cost plus basis at a rate of 3,000 tons per day.

Yukon-Nevada Gold is additionally pursuing further milling contracts for ore generated in the Jerritt Canyon area which can be processed through either its roasting facility or its separate wet milling facility.

At Ketza River the Company has completed its successful exploration drilling for the season. The expansion of deposits within the open pits and surrounding areas will add value to the expected Pre-Feasibility Study. The completion of the Pre-Feasibility and permitting will now be the focus of the project group’s efforts.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.